February 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Gabor
Deanna Virginio
Tracey Houser
Terence O’Brien

Re:	Virpax Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333- 249417

Acceleration Request

Requested Date:	February 16, 2021
Requested Time:	4:30 p.m. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Virpax Pharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

VIRPAX PHARMACEUTICALS, INC.

By:	/s/ Anthony Mack
Name:	Anthony Mack
Title:	Chief Executive Officer